

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

<u>Via E-mail</u>
Brandi L. DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Ave
Overland Park, KS 66209

> **Re:** **SECURE NetCheckIn Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 20, 2011**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 5</u>

1. We note your disclosure in the second paragraph under the heading "The Company" where you indicate that you expect to begin generating revenue on or around July 1, 2011. We note a similar disclosure in the first risk factor on page 8, the first paragraph under the heading "Use of Proceeds" on page 14, and under the heading "Plan of Operation" on page 30. Given that the second quarter of 2011 has ended, please revise your disclosures to clearly indicate whether you began generating revenue in the second quarter of 2011 or whether you now expect to begin generating revenue in the third quarter of 2011.

<u>Item 4. Use of Proceeds, page 14</u>

2. We note your disclosures under the heading "Research and Development" on page 15 and have the following comments:

- Please revise the table presented under a.(ii) for the mid-range of your offering since the amount presented for the total is not mathematically correct.

- Please revise the table presented under a.(iii) so that the amount presented for the Min & Mid Offering Upgrades agrees with the revised amount from table a.(ii) after it is corrected as per the above bullet point.

- Please revise your disclosures under Startup and Plan of Operation on page 26 under the heading Research and Development to be consistent with the revised information presented under Use of Proceeds on page 15.

Item 6. Dilution, page 18

3. We note your response to comment three in our letter dated June 16, 2011. However, your revised disclosures do not include all of the information required by Item 506 of Regulation S-K. As previously requested, please revise this information to be presented as of your most recent balance sheet date, which we note is April 30, 2011. It appears that your net tangible book value at April 30, 2011 is $3,210 or $0.001 per share of common stock. It also appears that the pro forma net tangible book value after the offering would be $13,460 or $0.004 per share if 200,000 shares are sold under the minimum offering scenario, $83,460 or $0.023 per share if 550,000 shares are sold under the mid-range offering scenario and $153,460 or $0.038 per share if 900,000 shares are sold under the maximum offering scenario. Thus as an example, it appears that dilution per share to *purchasers* in the offering under the minimum offering scenario would be $0.196. As previously requested, please revise your disclosure to include:

- Your net tangible book value per share before and after the offering under each of the offering scenarios;

- The amount of the increase in such net tangible book value per share attributable to the cash payments made by *purchasers* of the shares being offered under each of the offering scenarios; and

- The amount of the immediate dilution from the public offering price which will be absorbed by such *purchasers* under each of the offering scenarios.

4. We note your response to comment four in our letter dated June 16, 2011; however, we are unable to locate your revised disclosures. Accordingly, we reissue our previous comment. It appears that several of the relative percentages presented for outstanding shares held by and consideration paid by the existing shareholder and the new investors have not been correctly computed. Please check your computations and revise as appropriate.

Dealer Prospectus Delivery Obligation, page 33

5. Please revise your filing and respond to comment five in our letter dated June 16, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

James Allegretto
Senior Assistant Chief Accountant

cc: Sheila L. Seck, Esq.
        Seck & Associates LLC